Filed by Scient Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: iXL Enterprises, Inc.
Commission File No. 000-26167

Date: August 7, 2001

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects ", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION
In connection with these transactions, iXL Enterprises and Scient Corporation will file a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309, Attention: Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention: Michael Hand, or by telephone at 917-534-8200.

iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

"The New Scient: Questions and Answers" was posted internally on the Scient Corporation intranet and distributed via e-mail to Scient Corporation employees beginning on August 7, 2001.

THE NEW SCIENT: QUESTIONS & ANSWERS

MERGER INTEGRATION

1)   Who will be the Executive team for the new Scient?

The new company will be managed by the following team:
Chairman: Bob Howe
Vice Chairman: Bert Ellis
CEO: Chris Formant
COO: Steve Mucchetti
CFO: Michael Casey

2)   Who will be the new LeadershipTeam below the senior leaders already announced?

(In no particular order)

Industries:
Travel/Transportation - Bruce Speechley
Retail & Consumer Goods - Dave Friedman
Financial Services - Jay Norman and Diana Brown
Enterprises - Gerry Komlofske
     - Health Care: Steven Yecies
     - Manufacturing: Patrick Kelley

Service Lines and Key Services:
Strategy - Reggie Groves
User Experience - Nancy Dickenson and Rick Shaughnessy
CRM - Patrick Carter
Digital Reengineering - Ron Gable
B2E - Janet McCallister
Engineering - Steve Martello (lead) and Sanjay Apte
Digital Video Solutions -- Carolyn Coles
Application Maintenance and Solutions Services -- Biere Marceau

General Counsel: Ted Browne
GM Global People - Bob Beck
Controller - Michael Hand
SVP, Operations and Merger Integration Planning -- Rich Erickson
Business Development - Randall McComas and Lisa Pollina
Chief Technology Officer - Sushil Prhabu
Chief Information Officer - Lu Ahnemann

Alliances - Lorin Coles
Internal/External Communications - Bill Getch
Global Risk Management - Victor Lamm

3)   Where will new company headquarters be located?
Both organizations have a virtual professional workforce and executive team. That will continue. The physical headquarters will be in New York, which represents the largest base of combined employees.

4)   Can you name the other offices...?
New York - Headquarters
Atlanta
Boston
Chicago
Dallas
London
Memphis
Richmond
San Diego
San Francisco
Washington D.C.

5)   Are there areas of duplication between Scient and iXL? What do we plan to do about that?
We said publicly that the new Scient will realize more than $100 million in cost savings. Finding those savings was one of the compelling reasons to go through with the transaction.

Both companies will continue to pursue strategies for reducing real estate obligations and right sizing. The primary focus on cost savings will be to eliminate real estate redundancies. Both iXL and Scient have facilities in Boston, Chicago, New York and London, for example, where we anticipate being able to consolidate office space. Also, we expect that both companies will achieve synergy and cost savings with job eliminations. As we finalize and implement our right sizing plan, the scope of these actions will become clearer and affected colleagues will be notified.

6)   What specific steps will be taken to integrate Scient and iXL?
The go-to-market, delivery and organization models of the two companies fit together very naturally, with each excelling in different aspects of these models. This is one of the reasons that this merger is so synergistic. Both companies have already started integration planning and have appointed Rich Erickson to lead the integration planning team. Both companies are in the process of identifying the members for the integration planning team. More details will be available over the next several weeks.

7)   How will the cultures mesh?
Both companies have cultures that are focused on values and each is recognized internally and externally as great places to work. Much of the attraction to work for iXL and Scient comes from bringing together smart, committed professionals and helping them do excellent work for clients. The early responses from each company's employees have been positive, and we believe this is an important component of making the integration happen quickly.

8)   How will existing options be treated?
One the complexities of merging iXL and Scient is the issue of options. Our goal is to treat all colleagues* in the new Scient equitably. There are certain technical accounting rules that require each company to address stock options using a different approach. We are working on a plan to capture the spirit of fairness between the two companies. Look forward to future communications about your options as the process is finalized.

* The term "colleagues" means all employees that work for the new Scient.

9)   How will this affect brands?
For now, it's business as usual. Each company will operate under its current name and brand until the merger closes. Upon closing, we can begin using the new company brand. The strengths of each brand will be integrated into a single brand promise that we believe will be even stronger and more credible than either one independently, The new brand -- the new Scient -- will be brought to life with a compelling and differentiated value proposition which draws on the experience of both organizations. As part of the integration, we will focus on planning the tactical transformation of branding, signage, business cards, Web site, etc.

10)   Will the focus of new company business now change?
Not at all. This merger will enable the combined company to do more effectively what each has already been trying to do: help clients in selected verticals get real results-reduced costs, increased revenue, improved relationships-from eBusiness.

GENERAL BUSINESS QUESTIONS

1)   Why are Scient and iXLmerging?
It makes great business sense. The two companies are merging to take advantage of the similarities in their approach to the market, the complementary skill sets each brings to that market, and the significant efficiencies that can be realized with a consolidation. This is a strategic move, based on strengthening the value proposition that each of us now bring to its clients and achieving the cost efficiencies of economies of scale, which will bring sustained success to the new company. These efficiencies wouldn't help if the strategic underpinnings, including operational, management and cultural compatibility, were not so strong.

2)   What is the combined value proposition?
This merger presents the opportunity for leadership in the marketplace with the ability to deliver on the full promise of eBusiness, with the quality, speed and cost that this combination provides. The value propositions for the individual companies are surprisingly similar, in that each focused on delivering real-world results for clients by leveraging experience in vertical industries with eBusiness technology --and always with particular attention to user/constituent experience. Together, we provide what the market wants: Scient's strategy through business/technical architectural design capabilities, a blending of our firms' engineering and user experience skills, and the ability to draw upon iXL's on- and off-shore capabilities and its vendor alliance program With the business, financial, management and viability synergies, we believe the new Scient will be the prototype for others to follow.

3)   Is this an acknowledgment that Scient or iXL can't stay in business alone?
It is an acknowledgement that, with current and anticipated future market requirements, clients are looking to work with companies which offer a robust set of competitively-priced services and have scale and efficiency in the market.

4)   Does this mark the end of eservices?
Scient and iXL don't think so. Both companies view this as the beginning of the next chapter, with the creation of a new powerhouse in eServices. Although our market has been soft over the past year, last month IDC predicted that the pent-up eServices market will re-establish it's growth from $22 billion last year to $68 billion by 2005 and will be driven by Financial Services, Manufacturing and Retail industry spends. The new Scient will be uniquely positioned to be a major beneficiary of this market expansion.

5)   How did this deal come about/who were the key players?
Bob Howe and Bert Ellis considered the opportunity of merger their two companies for a while and began talking in earnest a month or so ago and recognized the financial synergies and complementary capabilities. Chris Formant, Steve Mucchetti, Mike Casey and Ted Browne were also central to the discussions.

6)   When do the companies expect the deal to close?
We expect to close the deal in the fourth/December quarter. In the meantime, we will be planning the integration of the two companies. Many major issues have already been resolved, including the executive management, vertical market and service line structure .

7)   What markets/businesses will the new company focus on?
The new company will focus on 4 verticals-Financial Services, Retail/Consumer Goods, Travel/Transportation and Enterprise (Health & Wellness, Manufacturing, Telecom)-- and 6 service lines-Strategy, User Experience, Customer Relationship Management, Digital Process Reengineering, B2E, Core Engineering/Technology Services. The company will also offer Digital Video Solutions and Applications Maintenance Services as core services.

CLIENTS

1)   Explain how this benefits customers.

They will benefit from the expanded scope of capabilities that improve effectiveness and value. Most importantly, this includes Scient's excellent experience and skills in eBusiness strategy, architecture and design coupled with Scient's integrated approach and iXL's fully integrated solutions, "Big 5" type implementation skills supported with off-shore resource and world class alliance program.

We provide real results for clients, using extensive eBusiness experience to help them reduce costs and increase revenue. This promise is based on six factors that offer a completely integrated approach to eBusiness opportunity, from strategy through implementation:

  eBusiness focus
  Industry expertise
  Fully integrated solutions
  A world class, competitively priced engineering capability, with flexibility for on site, off-site or off-shore resources, tightly integrated, both with the client and front-end team
  A world class alliance program
  A proven approach that dynamically integrates strategy, technology and user experience

2)   How will this affect my current client?
Concerns about viability of either player should be reduced. With many New Economy players faltering, existing and prospective clients are sometimes concerned about committing their IT to one of them. The merger strengthens the stability and viability of each company. In the longer term, one benefit of the merger will be an opportunity to leverage the additional strengths of the new company on behalf of current clients. And of course, client teams will discuss these opportunities with clients at the appropriate time.

SHAREHOLDERS

1)   Explain how this benefits shareholders

We believe the liquidity and cash position of the combined organization will be more than adequate to achieve positive EBITDA following the implementation of anticipated synergies. On a combined basis, we would have began the quarter with over a $140 million of cash and cash equivalents and short-term investments.

Given the combined backlog of client work and the expectation of several new business opportunities closing in the third quarter, each company believes that its revenue picture is stabilizing. Therefore, we believe that we can achieve positive EBITDA following the full implementation of all synergies.

For example, had we been combined in the second quarter, the companies would have shown, on a pro forma basis, positive EBITDA on $44 million of revenue compared to the approximate $27 million loss actually posted by the respective companies.